Exhibit 3.1

CERTIFICATE OF ELIMINATION OF
SERIES B JUNIOR PARTICIPATING CONVERTIBLE PREFERRED STOCK

OF

AUTOBYTEL INC.

Pursuant to Section 151(g) of the General Corporation Law
of the State of Delaware

Autobytel Inc., a corporation organized and existing under the laws of the State of Delaware (“Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.            That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and the authority granted in the Certificate of Incorporation of the Company, as amended and/or restated, the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of preferred stock designated Series B Junior Participating Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on October 1, 2015, filed a Certificate of Designations with respect to the Series B Preferred Stock in the office of the Secretary of State of the State of Delaware (“Certificate of Designation”).

2.            That no shares of Series B Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designation.

3.            That the Board of Directors of the Company has adopted the following resolutions:

Whereas, by resolution of the Board of Directors of the Company and by a Certificate of Designations (“Certificate of Designation”) filed in the office of the Secretary of State of the State of Delaware on October 1, 2015, the Company authorized the issuance of a series of preferred stock designated Series B Junior Participating Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof.

Whereas, as of the date hereof, no shares of Series B Preferred Stock are outstanding and no shares of Series B Preferred Stock will be issued subject to said Certificate of Designation.

Whereas, it is desirable that all matters set forth in the Certificate of Designation with respect to the Series B Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

Now, Therefore, Be It and It Hereby Is:

Resolved, that as of the date hereof, no shares of Series B Preferred Stock are outstanding and no shares of Series B Preferred Stock will be issued subject to said Certificate of Designation.

Resolved, that all matters set forth in the Certificate of Designation with respect to the Series B Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

Resolved, that the officers of the Company be, and hereby are, authorized and directed to file a Certificate of Elimination with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designation with respect to the Series B Preferred Stock shall be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

4.           That, accordingly, all matters set forth in the Certificate of Designation with respect to the Series B Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as amended and/or restated, of the Company.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be executed by its duly authorized officer on October 5, 2017.

AUTOBYTEL INC.

By:	s/ Glenn E. Fuller
Name:	Glenn E. Fuller
Title:	Executive Vice President, Chief Legal and Administrative Officer and Secretary